Exhibit 99.1

VIA optronics AG Announces Strategic Collaboration with Antolin to Develop Innovative
Integrated Display Systems for Vehicle Interiors

The companies aim to provide an expanded range of integrated display solutions for automotive customers

Nuremberg, Germany: August 30, 2023 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced a new strategic collaboration with Grupo Antolin-Irausa, S.A.U. (“Antolin”), a global provider of automotive technology solutions.

The companies intend to use their combined expertise and capabilities to design, develop, and produce innovative integrated display systems for vehicle interiors including cockpits, floor consoles, and seat headrests. Additionally, the collaboration plans to jointly provide high-end solutions to Original Equipment Manufacturers (OEMs).

With the rapid advancement of vehicle technology, consumers increasingly expect intuitive and immersive experiences within their vehicles. VIA and Antolin recognize this growing demand and are committed to delivering next-generation display systems that seamlessly integrate into automotive interiors, while offering enhanced functionality and user-centric features.

Jürgen Eichner, Founder and member of the Management Board of VIA, commented, “We are thrilled to announce this strategic collaboration with Antolin. As demand continues to grow for integrated next-generation automotive interior display systems, we will leverage our shared knowledge and expertise to provide complete solutions to our customers, from cockpit integration of display systems and Human Machine Interface (HMI) integration, to optical bonding, cameras, and cutting-edge surface technologies.”

Jorge Juarez, EVP of Technology Solutions of Antolin, remarked, “By merging Antolin's deep experience with automotive interior solutions development and industrialization, with VIA’s cutting-edge display technologies, our shared ambition is to reshape the in-vehicle experience and establish unparalleled benchmarks for user interfaces and integration.”

Through this collaboration, Antolin will leverage VIA’s expertise in optical bonding, touch sensing solutions, and camera modules in the automotive, industrial and consumer electronics industries. The companies will aim to provide a wide range of interactive display solutions that provide improved visual performance, enhanced touch sensitivity, and improved integration within the vehicle's interior. The companies believe these advances will enable car makers to create more intuitive and engaging user interfaces, and, in turn, enable exceptional driving experiences for their customers.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

About Antolin:

Antolin is one of the world’s largest manufacturers of vehicle components and a global supplier of technological solutions for automotive interiors. The company supplies the world’s leading car manufacturers through 130 factories in 25 countries. Antolin has 24,000 employees and sales of €4,451 million in 2022. Antolin offers high added value products via five Business Units: Overheads; Doors & Hard Trim; IPs & Central Consoles; Lighting, HMI & Electronics and Components & JITs.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; expectations regarding strategic cooperation and other collaborations; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations

Griffin Morris or Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com